

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2022

John Marchetti
Chief Financial Officer
Dragonfly Energy Holdings Corp.
1190 Trademark Drive #108
Reno, Nevada 89521

   Re: Dragonfly Energy Holdings Corp.
    Registration Statement on Form S-1
    Filed October 21, 2022
    File No. 333-267983

Dear John Marchetti:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Gregory Herbers at 202-551-8028 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Manufacturing

cc: Jeeho M. Lee